

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

<u>Via E-mail</u>
Ayten Saridas
Chief Financial Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

      Re: **Coronado Global Resources Inc.**
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 2.1 - Share Sale Agreement-Cork, dated as of December 22, 2017, by and among Coronado Australia Holdings Pty Ltd, Coronado Group LLC and Wesfarmers Limited
Exhibit No. 10.1 - Amendment Agreement to Syndicated Facility Agreement, dated as of September 11, 2019, by and among Coronado Finance Pty Ltd, other affiliates of the Company, Westpac Banking Corporation, and Westpac Administration Pty Ltd.
Exhibit No. 10.2 - New Coal Supply Agreement, dated as of July 12, 2019, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd.
Filed November 7, 2019
File No. 000-56044

Dear Ms. Saridas:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance